FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“A Life Sciences Company”

Form Immediate Release:	August 11, 2005

Forbes Medi-Tech Announces 112% Increase in Second Quarter 2005 Revenue

~European Patent Granted for Cholesterol-Lowering Drug, FM-VP4~

Vancouver, Canada – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) today announced its financial results for the three and six-month periods ended June 30, 2005.  Comparative periods for these statements are the three months and six months ended June 30, 2004, respectively. All amounts are in Canadian Dollars unless otherwise noted.

Second Quarter 2005 Highlights

•

Reported revenues of $6.73 million for the three months ended June 30, 2005 compared to $3.18 million for the three months ended June 30, 2004

•

Reported revenues of $11.45 million for the six months ended June 30, 2005 compared to $6.44 million for the six months ended June 30, 2004

•

Reported net loss of $0.09 per share for the three months ended June 30, 2005 compared to $0.08 per share loss for the three months ended June 30, 2004

•

Announced the launch of a cholesterol-lowering yogurt by Kesko of Finland incorporating Forbes’ Reducol™

•

Completed the FM-VP4 toxicity study as a precursor to the planned US Phase II trial

•

Announced FM-VP4/Zocor* pre-clinical study results will be presented at the AAPS Conference in November (*Zocor is a registered trademark of Merck & Co. Inc.)

“In the second quarter, we demonstrated record growth in our ingredient business and increased activity in our core research and development programs”, said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “The granting of the European patent for FM-VP4 is a significant milestone in the drug’s development path. The successful grant of the patent parallels the Company’s progress in its efforts to complete its IND application for FM-VP4’s planned US Phase II trial”, said Butt.

Drug Development

Building a successful pharmaceutical development program includes key milestones in both science and intellectual property (IP) protection. Strengthening the Company’s IP, Forbes has received notice from the European Patent Office that the patent for FM-VP4 has been granted. On the development front, the Company is currently compiling information received from the toxicity study to complete its investigational new drug (IND) application to the FDA. The Company plans to initiate a US Phase II clinical trial pending the outcome of the FDA review of the IND.

Marketing & Sales Outlook

Building Reducol™’s awareness and stature in the European market has become a focal point for Forbes’ ingredient business as it continues to develop additional opportunities with potential customers. Kesko of Finland was the first to capitalize on Reducol™’s regulatory approvals in launching a yogurt incorporating the cholesterol-lowering ingredient in May 2005. With its non-genetically modified (non-GMO), wood-based sterols, Forbes has garnered interest in its products for the European market, where there is a preference for non-GMO ingredients, and a limited supply. Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, the Company maintains its revenue guidance for 2005 of $21-22 million. This figure represents Forbes’ actual year-to-date revenue and the projected revenue for the balance of the year from the Company’s sales and from its proportionate share of the Phyto-Source joint venture revenue.

Financial Results

The following table summarizes Forbes’ results of operations for the three and six-month periods ended June 30, 2005 and 2004.

Summary: (‘000’s Cdn$ except per share values) (unaudited)	3 month period ended- June 30, 2005	3 month period ended- June 30, 2004	6 month period ended- June 30, 2005	6 month period ended- June 30, 2004
Revenues	$ 6,726	$ 3,177	$ 11,450	$ 6,439
Expenses	(9,225)	(5,613)	(15,902)	(10,611)
Income taxes	(669)	-	(1,180)	-
Net loss	($ 3,168)	($ 2,436)	($ 5,632)	($ 4,172)
Net loss per common share, basic and diluted	($0.09)	($0.08)	($0.17)	($0.14)

Revenues - Phytosterol revenues, including direct sales of phytosterol products and the amortization of license fees, made up the majority of the Company’s total revenue of $6.6 million for the three months ended June 30, 2005 ($3.1 million – three months June 30, 2004) and $11.2 million for the six months ended June 30, 2005 ($6.3 million – six months ended June 30, 2004). The increase in revenue is primarily due to the strong demand for the Company’s cholesterol-lowering ingredients combined with the increase in capacity from the completed plant expansion.

Net loss - For the three months ended June 30, 2005, the Company recorded a net loss of $3.2 million ($0.09 per common share) compared to a net loss of $2.4 million ($0.08 per common share) for the three months ended June 30, 2004. Net loss for the six-month period ended June 30, 2005 totaled $5.6 million ($0.17 per common share) compared to a net loss of  $4.2 million ($0.14 per common share) for the six months ended June 30, 2004.

Expenses:

Expenses (summary) (‘000’s Cdn$) (unaudited)	3 month period ended- June 30, 2005	3 month period ended- June 30, 2004	6 month period ended- June 30, 2005	6 month period ended- June 30, 2004
Cost of sales, marketing & product development	$ 3,609	$ 1,610	$ 6,158	$ 3,603
Research & development	3,338	828	5,338	1,695
General & administrative	1,174	1,566	2,364	2,316
Stock-based compensation	663	1,236	1,116	2,270
Depreciation & amortization	441	373	926	727
Total expenses	$ 9,225	$ 5,613	$ 15,902	$ 10,611

Cost of sales, marketing and development for the three months ended June 30, 2005 totaled $3.6 million on phytosterol revenues of $6.6 million, or 55% of phytosterol revenues, versus $1.6 million on phytosterol revenues of $3.1 million for the three months ended June 30, 2004, or 52% of phytosterol revenues. Cost of Sales for the six months ended June 30, 2005 totaled $6.2 million on $11.2 million of phytosterol revenues, or 55% of phytosterol revenues, versus $3.6 million on $6.3 million of phytosterol revenues, or 57% of phytosterol revenues, for the six months ended June 30, 2004. Cost of Sales as a percentage of phytosterol revenue varies due to a number of factors, including changes in production efficiencies, phytosterol product mix and marketing efforts.

Research and development expenses (“R&D”) for the three months ended June 30, 2005 totaled $3.3 million compared with $0.8 million for the same period in 2004. R&D expenses for the six months ended June 30, 2005 totaled $5.3 million compared with $1.7 million for the same period in 2004. R&D expenditures increased significantly in the second quarter of 2005 primarily due to work on the 90 day toxicity study, Phase II clinical work on FM-VP4, and continuing work on our Library of Compounds. Increases in R&D expenditures are expected to continue through 2005. Patent application, filing and defence costs are expensed as incurred and included in R&D costs.

General and administrative expenditures (“G&A”) totaled $1.2 million for the three months ended June 30, 2005 compared with $1.6 million for the three months ended June 30, 2004. The primary reason for the decrease was that included in G&A in the three and six months ended June 30, 2004 was a payment of $0.6 million resulting from the termination of a consulting contract. Other fluctuations in G&A for the three months period are due to increased staffing levels and increased expenditures in legal and professional fees.  G&A for the six-months ended June 30, 2005 was $2.4 million compared to $2.3 million for the same period ended June 30, 2004.

Depreciation and Amortization for the three months ended June 30, 2005 totaled $0.4 million compared with $0.4 million for the three months ended June 30, 2004.  For the six months ended June 30, 2005, of the total $0.9 million in depreciation and amortization, $0.5 million pertains to depreciation of assets and $0.4 million to amortization of the Company’s technology licenses compared with the six months ended June 30, 2004, where, of the total of $0.7 million in depreciation and amortization expenses, $0.4 million pertains to depreciation of assets and $0.3 million to amortization of the Company’s technology licenses.

Stock Based Compensation Expense totaled $0.7 million for the three months ended June 30, 2005 compared with $1.2 million in the same period last year.  For the six-month period ended June 30, 2005 stock-based compensation expense totaled $1.1 million compared with $2.3 million for the six months ended June 30, 2004. The change is due primarily to a decrease in non-employee stock-based compensation for the three and six month periods ending June 30, 2005.

Liquidity & Capital Resources

Cash, cash equivalents and Working Capital

As at June 30, 2005, Forbes’ net cash and cash equivalents were $12.0 million compared with $9.2 million as at December 31, 2004.  The Company’s working capital at June 30, 2005 was $11.4 million compared with $15.1 million at December 31, 2004.

Operations

During the three months ended June 30, 2005, the Company used $2.1 million of cash in operations compared with $1.5 million of cash used in the three months ended June 30, 2004.  During the six months ended June 30, 2005, Forbes used $2.2 million of cash in operations compared with $2.6 million used in operations during the six months ended June 30, 2004.

Investing Activities

Cash used in investing activities in the three months ended June 30, 2005 and 2004 were insignificant and resulted from capital asset additions and movements in short-term investments. During the six months ended June 30, 2005, $5.8 million of cash was provided by investing activities compared with $10.4 million of cash used in the six-month-period ended June 30, 2004. In 2005, $6.0 million was transferred from short-term investments and $0.2 million of cash was used in the acquisition of capital assets, compared with $1.0 million of cash used for capital asset acquisitions in 2004 and $10.7 million was transferred into short-term investments. In addition, in the six-month period ended June 30, 2004, Forbes received the final payment on the disposal of the AD/ADD technology.

Financing Activities

Cash used in financing activities in the three months ended June 30, 2005 and June 30, 2004 were insignificant and related primarily to the receipt of cash from the exercise of stock options offset by repayment of loans and leases. For the six-month period ended June 30, 2005, $0.8 million was used in financing activities, primarily for the repayment by Phyto-Source of the US$1.0 million (Forbes’ 50% joint venture interest – US$0.5 million, Cdn$0.6 million) of funds previously drawn under the revolving line of credit and the regular term-loan payments, offset by cash received on the exercise of stock options compared with $14.5 million of cash which was provided in the six-month period ended June 30, 2004. In the six month period ending June 30, 2004, the January 2004 equity financing provided a net amount of $12.9 million of cash and stock option and warrant exercises provided an additional $1.2 million of cash.

Second Quarter 2005 Report

This news release includes by reference the Company’s unaudited financial statements for the second quarter ended June 30, 2005, including the full Management Discussion & Analysis (MD&A).  The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning anticipated developments in the Company’s business and projected sales volumes, revenues, capital, research and development, products, and other information in future periods. Forward-looking statements can be identified by forward-looking words such as “plans,” “to develop”, “projected”,  “revenue guidance”, “expected”, “future”, “outlook”, “forecasted”,  “continues”, and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could”, “would” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the need for performance by buyers of products and by the Company’s strategic partners; uncertainty whether patents will be issued for FM-VP4 in any jurisdictions other than Europe; the need to secure new sales contracts; the need to secure raw materials at competitive prices; uncertainty as to whether future clinical trials will be undertaken or completed as planned, and if undertaken or completed, the risk that such trials may not achieve expected results; uncertainty as to whether the Company’s anticipated sales volumes, revenues, and expenditure levels will be achieved as currently anticipated or at all; the risk of technical obsolescence; the need for regulatory approvals, including the need for FDA review prior to commencing the planned US Phase II clinical trial, which may be withdrawn or not be obtained in a timely manner or at all; intellectual property risks; marketing/manufacturing risks; partnership/strategic alliance risks and in particular, the Company’s dependency on its manufacturing joint venture partner, Chusei (U.S.A.) Inc.; product liability risk; the effect of competition; the uncertainty of the size and existence of a market opportunity for, and of market acceptance of, the Company’s and its customers’ products; the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; the need to attract and retain key personnel; risks inherent in research and development; changes in business strategy or development plans; and other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectation of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations or other circumstances should change.

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

in thousands of Canadian dollars

(unaudited)

	June 30 2005	December 31 2004

ASSETS

Current Assets
Cash and cash equivalents	$ 12,005	$ 9,229
Short-term investments	–	6,018
Accounts receivable	2,545	3,530
Inventories	1,557	708
Prepaid expenses and deposits	370	192
	16,477	19,677

Property, plant and equipment	12,649	12,989
Intangible and other assets	5,411	5,923
	$ 34,537	$ 38,589

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 4,213	$ 2,855
Deferred revenues	75	344
Current portion of long-term debt	747	1,405
	5,035	4,604

Long-term liabilities
Long-term debt	406	763
Tenure allowance	890	765
	6,331	6,132

Shareholders’ equity
Common Shares	$ 94,722	$ 94,223
Contributed surplus	5,053	4,171
Deficit	(71,569)	(65,937)
	28,206	32,457
	$ 34,537	$ 38,589

Approved on Behalf of the Board:

Don Buxton	Nitin Kaushal
Director –	Director –

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS and DEFICIT

in thousands of Canadian dollars except per share values

(unaudited)

	Three months ended		Six months ended
	June 30 2005	June 30 2004	June 30 2005	June 30 2004

REVENUES
Sales	$ 6,562	$ 3,046	$ 11,160	$ 6,178
Licensing	38	38	75	75
Phytosterol revenues	6,600	3,084	11,235	6,253
Interest and other	126	93	215	186
	6,726	3,177	11,450	6,439

EXPENSES
Cost of sales, marketing and product development	3,609	1,610	6,158	3,603
Research and development	3,338	828	5,338	1,695
General and administrative	1,174	1,566	2,364	2,316
Stock-based compensation expense	663	1,236	1,116	2,270
Depreciation and amortization	441	373	926	727
	9,225	5,613	15,902	10,611
Loss for the period before taxes	(2,499)	(2,436)	(4,452)	(4,172)

Provision for income taxes	669	−	1,180	−

Net loss for the period	$ (3,168)	$ (2,436)	$ (5,632)	$ (4,172)

Deficit, beginning of period	(68,401)	(59,659)	(65,937)	(57,923)
Deficit, end of period	$ (71,569)	$ (62,095)	$ (71,569)	$ (62,095)

Basic and diluted loss per share	$ (0.09)	$ (0.08)	$ (0.17)	$ (0.14)

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands of Canadian dollars

(unaudited)

	Three months ended		Six months ended
	June 30 2005	June 30 2004	June 30 2005	June 30 2004
OPERATIONS
Net loss for the period	$ (3,168)	$ (2,436)	$ (5,632)	$ (4,172)
Adjustment to reconcile net loss to cash flow provided by (used in) operations:
Depreciation and amortization	441	373	926	727
Amortization of deferred license revenues	(38)	(38)	(75)	(75)
Loss on disposal of fixed assets	-	1	(3)	3
Stock-based compensation expense	663	1,236	1,116	2,270
Foreign exchange translation	6	23	10	24
License fee paid in common shares	-	-	-	49
Purchase of license	(11)	-	(11)	-
Changes in operating assets and liabilities:
Accounts receivable	(1,422)	47	985	(73)
Inventories	(492)	(150)	(849)	(228)
Prepaid expenses and deposits	382	153	36	(146)
Accounts payable and accrued liabilities	1,447	(761)	1,358	(954)
Tenure allowance liability	65	17	125	17
Tenure allowance asset	-	-	(41)	(46)
Deferred revenues	-	–	(193)	–
	(2,127)	(1,535)	(2,248)	(2,604)
INVESTMENTS
Acquisition of property, plant & equipment	(103)	(440)	(226)	(963)
Proceeds on disposal of pilot plant	-	18	-	44
Proceeds on disposal of fixed assets	-	2	3	3
Proceeds on divestiture of AD/ADD technology	-	-	-	1,230
Short-term investments	-	(1,150)	6,018	(10,702)
	(103)	(1,570)	5,795	(10,388)
FINANCING
Issuance of common shares	211	119	265	1,290
Issuance of preferred shares	-	−	-	12,910
Repayment of capital lease obligations	(34)	(6)	(67)	(10)
Repayment of notes payable	(27)	(37)	(66)	(73)
Repayment of term loan	(151)	(162)	(301)	(324)
Increase in line of credit	-	6	-	670
Repayment of line of credit	-	−	(602)	−
	(1)	(80)	(771)	14,463
Increase (decrease) in cash and cash equivalents	(2,231)	(3,185)	2,776	1,471
Cash and cash equivalents, beginning of period	14,236	9,168	9,229	4,512

Cash and cash equivalents, end of period	$ 12,005	$ 5,983	$ 12,005	$ 5,983